Exhibit 23.7

CONSENT OF EXPERT

We hereby consent to the use in the Registration Statement on Form F-1 of Brookfield Business Partners L.P. of the name McDaniel & Associates Consultants Ltd., to the references to our report of Ember Resources Inc.’s proved reserves and probable reserves and related future net revenue as of December 31, 2014 relating to Ember Resources Inc.’s Clearwater Acquisition and the inclusion of our corresponding report letter, dated February 9, 2015 in the Registration Statement. We also consent to all references to us contained in such Registration Statement.

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ P.A. Welch
P.A. Welch, P. Eng.
President & Managing Director
October 22, 2015